TRI-S SECURITY CORPORATION

Royal Centre One

11675 Great Oaks Way

Suite 120

Alpharetta, Georgia 30022

September 21, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention: Gopal Dharia

Re:	Tri-S Security Corporation

Item 4.02(a) Form 8-K

Filed on September 19, 2006

File No. 0-51148

Ladies and Gentlemen:

On behalf of Tri-S Security Corporation (the “Company”), the undersigned hereby responds to the comments of the Staff contained in the letter from Terry French, Accountant Branch Chief, to Ronald G. Farrell, Chief Executive Officer of the Company, dated September 19, 2006. For the Staff’s convenience, the heading below corresponds to the heading in the Staff’s September 19, 2006 letter.

Accounting Comments

The Company’s officers have considered the effect of the error on the adequacy of the Company’s disclosure controls and procedures as of the quarters ended March 31, 2006 and June 30, 2006. The Company intends to amend Item 4 of Part I of the Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2006 and June 30, 2006 to disclose that:

(i) in the original Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 or June 30, 2006, as applicable (the “Original Report”), the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by the Original Report, the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were effective;

(ii) the foregoing conclusion was reached after the Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as of the end of the period covered by the Original Report, as required by paragraph (b) of Rules 13a-15 or 15d-15 of the Exchange Act;

Securities and Exchange Commission

September 21, 2005

(iii) in connection with preparing the restated consolidated financial statements to be included in the amendment to the Original Report, the Company’s Chief Executive Officer and Chief Financial Officer further evaluated the Company’s disclosure controls and procedures as of the end of the period covered by the Original Report and concluded that such disclosure controls and procedures were ineffective because the financial statements included in the Original Report did not account for the satisfaction of the beneficial ownership restriction on the Company’s 10% convertible promissory notes; and

(iv) during the quarter covered by the Original Report, there was not any change in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 of the Exchange Act that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company intends to amend the Company’s financial statements for the quarters ended March 31, 2006 and June 30, 2006 to include the restated financial statements no later than September 26, 2006.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Current Report on Form 8-K filed on September 19, 2006, and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, as may be amended (collectively, the “Filings”); (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact the undersigned at 678-808-1555 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Robert K. Mills
Robert K. Mills, Chief Financial Officer

cc:	Gopal Dharia